Exhibit 1

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S/A

RESOLUTIONS

We hereby announce that the following matters were presented at the General Shareholders’ Meeting held on April 28, 2006:

1)	Approval of Embraer’s Management Report, Financial Statements and the Independent Auditors’ Report relative to the fiscal year ended December 31, 2005.

2)	Approval of the proposal to allocate the net income for the financial year ended December 31, 2005 in the amount of R$714,788,736.59 in the following manner:

a)

Ratification of the amount of R$443,861,363.99 as interest on shareholders’ equity, R$217,378,490.90 having been distributed in the first semester of 2005 and R$226,482,873.09 in the second semester of 2005, included in the computation of the compulsory dividends.

	b)	Constitution of a statutory reserve in the amount of R$35,739,436.83, corresponding to 5% of the net income, under the terms of Article 193 of Law 6404/76.

	c)	Transfer of the balance of R$235,262,613.37, of which R$74,677.60 refer to allocated dividends, to the reserve for investments and working capital, in accordance with the Company’s Bylaws.

3)

Election of the Audit Board (Conselho Fiscal), with a mandate extending to the next General Meeting in 2007, the following members: (i) José Mauro Laxe Vilela, Brazilian, Married, economist, as an effective member and Alberto Carlos Monteiro dos Anjos, Brazilian, married, accountant, as his deputy. (ii) Geraldo Humberto de Araujo, Brazilian, married, accountant, as an effective member and Tarcísio Luis Silva Fontenele, Brazilian, married, lawyer, as his deputy. (iii) Jorge Khalil Miski, Brazilian, single, economist, as an effective member and Maria da Salete Medeiros Moreira, Brazilian, married, public server, as his deputy. (iv) Taiki Hirashima, Brazilian, married, accountant, as an effective member and Guillermo Oscar Braunbeck, Argentinean, single, economist, as his deputy. (v) Ron Von Praski, Brazilian, married, economist, as an effective member and Jose Roberto Gerbasi de A ndrade, Brazilian, married, banker and economist as his deputy. Jose Mauro Laxe Vilela was nominated president of the Audit Board and his deputy Rolf Von Paraski was nominated vice president.

4)

Approval of the monthly remuneration of R$8,800.00 for the Audit Board members to be paid until the next General Shareholders Meeting regarding fiscal year 2006 results, not including the 50% additional remuneration payable to the member designated by the Board of Directors as the Audit Board’s “financial expert”, which will receive a monthly remuneration of R$13,200.00, as defined by the rules of the United States Securities and Exchange Commission.

5)

Approval of an overall annual amount of R$35.0 million for remuneration of the officers, to be allocated individually by the Board of Directors in accordance with the second paragraph of Article 34 of the Company’s Bylaws.

São José dos Campos, April 28, 2006

ANTONIO LUIZ PIZARRO MANSO
Executive Vice President Corporate & CFO